Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars

	Six Months Ended June 30

	2013	2012

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$7,457	8,172
Distributions less than equity in earnings of affiliates	(228)	(256)
Fixed charges, excluding capitalized interest*	359	514

	$7,588	8,430

Fixed Charges
Interest and debt expense, excluding capitalized interest	$269	428
Capitalized interest	365	290
Interest portion of rental expense	34	27

	$668	745

Ratio of Earnings to Fixed Charges	11.4	11.3

*Includes amortization of capitalized interest totaling approximately $57 million in 2013 and $59 million in 2012.